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16002130

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Washington, D.C. 20549

SEC
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APR 1 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-41511

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bank Fund Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

955 W. Main St.
(No. and Street)

Abingdon (City) VA (State) 24210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan R. Weatherly (276) 628-5910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd
(Name – *if individual, state last, first, middle name*)

5101 Vernon Avenue South (Address) Edina (City) MN (State) 55436 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, J. Wade Lopez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

\-

Signature

President & CEO

Title

Notary Public

KELLI MARIE SNIDOW
COMMONWEALTH OF VIRGINIA
REGISTRATION NO. 342978
MY COMM. EXPIRES 09/30/2018
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.

AN S CORPORATION

Financial Statements and
Auditor's Report
December 31, 2015 and 2014

CONTENTS

Ellingson & Ellingson, Ltd.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Abingdon, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Bank Fund Equities, Inc. which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards of the **Public Accounting Oversight Board ("PCAOB")**. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 17, 2016

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2015 and 2014

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 49,100	$ 54,013
Commissions receivable	3,168	-
Prepaid expense	3,776	-
Total Current Assets	56,044	54,013
Total Assets	$ 56,044	$ 54,013
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,023	$ -
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	25,543	25,543
Retained earnings	26,473	28,465
	52,021	54,013
Total Liabilities and Stockholders' Equity	$ 56,044	$ 54,013

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions	$ 61,382	$ 52,837
TOTAL REVENUES	61,382	52,837
GENERAL AND ADMINISTRATIVE EXPENSES		
Regulatory fees and expenses	4,040	2,395
Education	3,128	4,030
Advertising and promotion	-	2,200
Insurance	19,079	1,311
Rent	18,000	12,000
Professional fees	10,951	16,624
Other	3,964	2,015
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	59,162	40,575
INCOME FROM OPERATIONS	2,220	12,262
OTHER EXPENSE		
Interest expense	(624)	
NET INCOME	$ 1,596	$ 12,262

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 5	$ 25,543	$ 16,203	$ 41,751
Net income			12,262	12,262
Balance, December 31, 2014	5	25,543	28,465	54,013
Net income			1,596	1,596
Distributions to shareholders		-	(3,588)	(3,588)
Balance, December 31, 2015	$ 5	$ 25,543	$ 26,473	$ 52,021

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 1,596	$ 12,262
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	(3,168)	-
Decrease (increase) in prepaid expense	(3,776)	6,000
Increase (decrease) in accounts payable	4,023	(33)
Net Cash Flows from Operating Activities	(1,325)	18,229
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid to shareholders	(3,588)	-
Net Cash Flows from Financing Activities	(3,588)	-
Increase (Decrease) in Cash	(4,913)	18,229
Cash at Beginning of Year	54,013	35,784
Cash at End of Year	$ 49,100	$ 54,013
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Income taxes paid	$ -	$ -
Interest paid	$ 624	$ -

See Notes to Financial Statements.

Note 1. Organization and Nature of Business

Bank Fund Equities, Inc. (the Company) is broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation currently operating in Virginia. The Company markets and sells primarily variable annuities and private placement oil and gas investments via independent brokers.

Note 2. Summary of Significant Accounting Policies

This summary of significant accounting policies of (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Revenue Recognition -
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Cash and Cash Equivalents -
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Income Taxes -
The Company has elected, under Section 1372 of the Internal Revenue Code, to be taxed as a small business corporation (an "S-corp."). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Note 2. Summary of Significant Accounting Policies - continued

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 17, 2016.

Note 3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2015, the Company had net capital, as computed under the rule, of $47,748, and its ratio of aggregate indebtedness to net capital was 0 to 1.

Note 4. Related Party Transactions

The Company conducts its operations through office facilities provided by a related party. During the fiscal year ended December 31, 2015, Bank Fund Equities, Inc. paid a total of $18,000 to the related entity for rent.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

NET CAPITAL		
Stockholders' Equity	$ 52,021	
Additions:		
Subordinated loans		
		$ 52,021
Deductions:		
Non-allowable items:		
Prepaid expenses and receivables	4,273	
		4,273
Net Capital		$ 47,748
BASIC CAPITAL REQUIREMENT		
Net capital		$ 47,748
Minimum net capital required		5,000
Excess Net Capital		$ 42,748
AGGREGATE INDEBTEDNESS		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		-
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 47,748
Audit adjustments made for the following:		
Adjusted Net Capital		$ 47,748

See Accountant's Report

Bank Fund Equities, Inc.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2015 and 2014

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

Ellingson & Ellingson, Ltd.

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying ***Broker Dealer Exemption Report under Rule 15c3-3*** as of December 31, 2015, in which (1) Bank Fund Equities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bank Fund Equities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (2) Bank Fund Equities, Inc. stated that Bank Fund Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bank Fund Equities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bank Fund Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 17, 2016

Bank Fund Equities, Inc.

REPORT OF EXEMPTION FROM RULE 15c3-3

December 31, 2015

The Company asserts the following regarding its exemption from Rule 15c3-3:

- The Company is exempt under paragraph (k)(2)(i) ("Special Account for the Exclusive Benefit of customers" maintained).
- The Company met the identified exemption provision throughout the entire fiscal year ended December 31, 2015.

bank fund equities, inc.

955 W. Main St.
Abingdon, VA 24210
(276) 628-5910
Fax (276) 623-1593
(800) 838-4370

Report of Exemption From Rule 15c3-3
December 31, 2015

The Company asserts the following regarding its exemption from Rule 15c3-3:

- The Company is exempt under paragraph (k)(2)(i) ("Special Account for the Exclusive Benefit of customers" maintained).
- The Company met the identified exmption provision thoughout the entire fiscal year ended December 31, 2015.

Jonathan R. Weatherly, FINOP

Ellingson & Ellingson Ltd.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bank Fund Equities, Inc.
Abingdon, Virginia

In planning and performing our audit of the financial statements of Bank Fund Equities, Inc. for the year ended December 31, 2015, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 17, 2016

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 1035275 (Please retain this number for further inquiries regarding this form)
Submitted By: jweatherly
Submitted Date: Wed Mar 30 15:38:55 EDT 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year, or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf.

Name of Auditor *: Ellingson & Ellingson, Ltd
PCAOB # *: 3923
Auditor Address - Street *: 5101 Vernon Avenue South
City *: Edina
State *: MN
Zip Code *: 55436
Auditor Main Phone Number *: 952-929-0315
Lead Audit Partner Name *: Rick Ellingson
Lead Audit Partner Direct Phone Number *: 952-929-0315
Lead Audit Partner Email Address *: rick@ellingsoncpas.com
FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control

Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

- For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

- For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

- (selected) For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- [ ] For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- [ ] For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * Audit Report - 2015.pdf 265370 bytes